[redacted]

08031579

...TES
...GE COMMISSION
... 20549

Securities and Exchange Commission
RECEIVED
APR 17 2008
Office of Compliance Inspection and Examinations

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradebot Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

318 Armour Road
(No. and Street)

Kansas City (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Bannwarth 816-285-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

11440 Tomahawk Creek Parkway (Address) Leawood (City) KS (State) 66211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy D. Bannwarth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradebot Systems, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARA L. MILLER
Notary Public-Notary Seal
State of Missouri, Platte County
Commission # 07388171
My Commission Expires Nov 28, 2011

Kara L. Miller
Notary Public

Timothy D B
Signature

Controller
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADEBOT SYSTEMS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

([redacted] Pursuant to Rule 17a-5(e)(3))

Year Ended December 31, 2007

SEC Mail
Mail Processing
Section
APR 17 2008
Washington, DC
106

TRADEBOT SYSTEMS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 5,815,135
Receivables from brokers, dealers, and clearing organizations	5,461,235
Prepaids and other current assets	29,153
TOTAL CURRENT ASSETS	11,305,523
PROPERTY AND EQUIPMENT, at cost	
Computer equipment and software	2,212,767
Office furniture and fixtures	47,409
Leasehold improvements	385,728
	2,645,904
Less accumulated depreciation	(1,720,329)
NET PROPERTY AND EQUIPMENT	925,575
INVESTMENTS, at fair value	9,424,106
OTHER ASSETS	26,243
TOTAL ASSETS	$ 21,681,447
LIABILITIES	
CURRENT LIABILITIES	
Accounts payable	$ 388,554
Due to brokers	17,124
Accrued expenses and other liabilities	164,909
TOTAL CURRENT LIABILITIES	570,587
STOCKHOLDER'S EQUITY	
COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000	1,000
RETAINED EARNINGS	21,109,860
TOTAL STOCKHOLDER'S EQUITY	21,110,860
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 21,681,447

See Notes to Financial Statements

END